SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 3)



Synplicity Inc.
(Name of Issuer)

Common Stock (No Par Value)
(Title of Class of Securities)

87160Y108
(CUSIP Number)

12/31/03
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








1.	NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
	OF ABOVE PERSONS (ENTITIES ONLY)

	Brown Capital Holdings Incorporated ("BCHI")


2. 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) [ ]
	(b) [ ]

3. 	SEC USE ONLY

4. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	BCHI is a Maryland Corporation.



			5 SOLE VOTING POWER		                  1690370 shares
NUMBER OF
SHARES
BENEFICIALLY		6 SHARED VOTING POWER	          	           	           0 shares
OWNED BY
EACH
REPORTING		7 SOLE DISPOSITIVE POWER		                   1897346 shares
PERSON WITH

			8 SHARED DISPOSITIVE POWER	                         0 shares



9. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1900346 shares


10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES [   ]


11. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%


12. 	TYPE OF REPORTING PERSON

                  BCHI - HC






Item 1(a). 	Name of Issuer:

Synplicity Inc.

Item 1(b). 	Address of Issuer's Principal Executive Offices:

600 West California Avenue, Sunnyvale, CA  94086

Item 2(a). 	Name of Person Filing:

BCHI


Item 2(b).	Address of Principal Business Office:

901 South Bond Street, Suite 400
Baltimore, Maryland 21231

Item 2(c). 	Citizenship:

BCHI is a Maryland Corporation.

Item 2(d). 	Title of Class of Securities:

Common Stock of Synplicity Inc. (No Par Value)

Item 2(e).	CUSIP Number: 87160Y108

Item 3. 	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
	check whether the person filing is a:

(g) [x] 	A parent holding company or control person in accordance with section
	240.13d-1(b)(1)(ii)(G)

Item 4. 	Ownership:

(a) 	Amount of Beneficially Owned:				1900346 shares

(b) 	Percent of Class:	         					7.4%

(c) 	Number of shares as to which such person has:
	(i)              Sole power to vote or to direct the vote:	   	 1690370 shares

	(ii)             Shared power to vote or to direct the vote: 	       0 shares

	(iii) 	Sole power to dispose or to direct the disposition of:	 1897346 shares

	(iv) 	Shared power to dispose or to direct the disposition of:       0 shares







Item 5. 	Ownership of Five Percent or Less of a Class.

	Not applicable

Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.

	The securities as to which this Schedule is filed by BCHI, in its capacity as a parent holding company, are as follows: 392,727 shares, or 1.5% of the total shares outstanding of Synplicity Inc., owned by clients of Brown Investment Advisory and Trust Company ("BIATC"), a Bank as defined in
	Section 3(a)(6) of the Act; and 1,507,619, or 5.9% of the total shares outstanding of Synplicity Inc., owned by clients of Brown Investment Advisory Incorporated, an Investment Advisor registered under
	section 203 of the Investment Advisers Act of 1940 and a wholly-owned subsidiary of BIATC. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.

Item 7. 	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on by the Parent Holding Company or Control Person.

	This Schedule is being filed pursuant to Rule 13d-1(b)(1)(ii)(G). Refer to Exhibit A.

Item 8. 	Identification and Classification of Members of the Group.

	Not applicable

Item 9. 	Notice of Dissolution of Group.

	Not applicable

Item 10. 	Certification.

	By signing below I certify that to the best of my knowledge and belief, the
	securities referred to above were acquired in the ordinary course of business
	and were not acquired for the purpose of and do not have the effect of
	changing or influencing the control of the issuer of such securities and were
	not acquired in connection with or as a participant in any transaction having
	such purpose or effect.

	Signature:

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	Date:	As of December 31, 2003

	Signature:	Brown Capital Holdings Incorporated

		By: /S/ David M. Churchill

	Title:	Treasurer



	Joint Filing Agreement
	----------------------------

	Each party signing below agrees that this statement is submitted as a joint
	filing on behalf of the undersigned.

	Date:	As of December 31, 2003

	Signature:	Brown Investment Advisory and Trust Company

	                   By: /S/ Patrick Ventura

	Title:	Principal


	Date:	As of December 31, 2003

	Signature:	Brown Investment Advisory Incorporated

		By: /S/ Patrick Ventura

	Title:	Principal














Exhibit A

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiaries are: BIATC, a Bank as defined in Section 3(a)(6) of the Act; and Brown Investment Advisory Incorporated, an Investment Advisor registered under section 203 of the Investment Advisers Act of 1940 and a wholly-owned subsidiary of BIATC.